

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Ronald Tam
Co-Chief Financial Officer and Chief Strategy Officer
Huize Holding Limited
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052, People's Republic of China

> **Re: Huize Holding Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Response dated October 21, 2021**
> **File No. 001-39216**

Dear Mr. Tam:

We have reviewed your October 21, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information, page 4

1. We note your response to comment 4, including that control through your VIE contractual arrangements may be less effective than direct ownership, and that you could incur substantial costs to enforce the terms of the arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules relating to these contractual arrangements. Please enhance your disclosure to clarify, if true, that the VIE contractual arrangements have not been tested in a court of law.

<u>Item 3.D. Risk Factors, page 6</u>

2.   Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. In addition, please update your disclosure to reflect the SEC's adoption of the amendments to finalize the rules relating to the HFCAA.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance